3611-0-0

AUTOMATIC AND FACULTATIVE YEARLY RENEWABLE TERM AGREEMENT

between

NATIONAL LIFE OF VERMONT
Montpelier, Vermont
(hereinafter called the Ceding Company)

and

(hereinafter called the Reinsurer)

This Agreement is Effective December 1, 1998

TABLE OF CONTENTS

	ARTICLE	PAGE
I	AUTOMATIC COVERAGE	2
II	FACULTATIVE PROVISIONS	3
III	PREMIUMS	4
IV	SELF ADMINISTRATION	5
V	DAC TAX REGULATIONS	7
VI	ERRORS AND OMISSIONS	8
VII	EXPENSE OF ORIGINAL POLICY	9
VIII	CHANGES IN RETENTION AND RECAPTURE PRIVILEGES	10
IX	TERMINATIONS AND REDUCTIONS	11
X	REINSTATEMENT, EXCHANGES, CONVERSIONS, EXTENDED TERM	12
	AND REDUCED PAID-UP INSURANCE
XI	LIABILITY	13
XII	CLAIMS	14
XIII	ARBITRATION	15
XIV	INSOLVENCY	16
XV	RIGHT TO INSPECT	17
XVI	DURATION OF AGREEMENT	18
XVII	EXECUTION OF AGREEMENT	19

2

EXHIBITS
A	RETENTION SCHEDULE
B	POLICY PLANS REINSURED
C	PREMIUMS
D	LIMITS
E	STATEMENT SPECIFICATIONS
F	SAMPLE POLICY EXHIBIT
G	CORPORATE GUIDELINES FOR SIMPLIFIED AND GUARANTEED ISSUE BUSINESS
H	APPLICATION FORM FOR ASSUMED (PART I) AND FACULTATIVE INSURANCE (PART II)

3

Reinsurance required by the Ceding Company will be assumed by the Reinsurer as described in the terms of this Agreement.

This reinsurance agreement constitutes the entire agreement between the parties with respect to the business being reinsured hereunder and there are no understandings between the parties other than as expressed in this agreement.

Any change or modification to this agreement is null and void unless made by amendment to this agreement and signed by both parties.

ARTICLE I

AUTOMATIC COVERAGE

The Ceding Company may cede and the Reinsurer will automatically accept reinsurance on a First Dollar Quota Share basis with 50% retained by the Ceding Companys, if all of the following conditions are met for each life:

1.	The Ceding Company has retained its maximum limit of retention listed in Exhibit A.

2.	The Plan is listed in Exhibit B.

3.	The amount does not exceed the automatic binding limits shown in Exhibit D.

4.	The issue age does not exceed the Issue Ages shown in Exhibit D.

5.	The amount per issue does not exceed the Issue Limit shown in Exhibit D.

6.	The Ceding Company has not made facultative application for reinsurance of the current amount on the same life to the Reinsurer or any other Reinsurer.

7.	The owner of the policy must be a U.S. citizen or a corporation domiciled in the U.S. Insured must be a U.S. citizen. U.S. citizens residing in foreign countries (must be urban areas) limited to no more than 10% of the case.

8.	If the plan is issued on a Guaranteed or Simplified Issue basis, all parameters listed in Exhibit G are met.

9.	If all parameters listed in Exhibit G are not met, requests for exceptions to the guidelines will be considered by the Ceding Company. If the Ceding Company allows the exception, all Reinsurers in the pool will be bound for their proportionate share on the case.

10.	If the Ceding Company declines the mortality risk for a case, the Ceding Company shall then send the case to all pool Reinsurers on a facultative basis using the C-1 Rate Table. In this event, 100% of the case would then be split in proportionate shares among all Reinsurers who choose to take a share of the case. The case would be declined if all Reinsurers decline.

ARTICLE II

FACULTATIVE PROVISIONS

A.	If the Company allows an exception to the Guaranteed Issue Guidelines set out in Exhibit G, the Reinsurer will automatically accept its share as set out in Exhibit D.

B.	The Company may also submit cases to the Reinsurer for consideration on a facultative basis. The Company will apply for reinsurance on a facultative basis by sending a census of all lives to the Reinsurer along with details of the policies it proposes to add to the group on a facultative basis. Any subsequent information received by the Company that is pertinent to the risk assessment will be transmitted to the Reinsurer immediately.

C.	The Ceding Company will also notify the Reinsurer of any additional information requested or received after the initial request for reinsurance is made. For policies which contain automatic increase provisions, the Ceding Company will inform the Reinsurer of the initial and ultimate risk amounts for which reinsurance is being requested.

D.	the Reinsurer will complete an application form (Exhibit H) for Guarantee Issue and Simplified Issue and return it to the Ceding Company to indicate its acceptance or rejection of participation.

E.	On a timely basis, the Reinsurer will submit a written decision. In no case will the Reinsurer’s offer on facultative submissions be open after 120 days have elapsed from the date of the Reinsurer’s offer to participate in the risk. Acceptance of the offer and delivery of the policy according to the rules of the Ceding Company must occur within 120 days of the final reinsurance offer. Unless the Reinsurer explicitly states in writing that the final offer is extended, the offer will be automatically withdrawn at the end of day 120.

F.	All fully underwritten policies shall be insured under the Facultative Portfolio Agreement 626-00-00 presently in place between the Company and the Reinsurer.

G.	The Reinsurer will not be liable for proceeds paid under the Ceding Company’s conditional receipt or temporary insurance agreement for risks submitted on a facultative basis.

ARTICLE III

YEARLY RENEWABLE TERM PREMIUMS

A.	Plans of insurance listed in Exhibit B will be reinsured on the yearly renewable term basis with the Reinsurer participating only in mortality risks (not cash values, loans, dividends or other features specific to permanent policies). The mortality risk shall be the net amount at risk on that portion of the policy which is reinsured with the Reinsurer.

B.	Premiums for Life Reinsurance and reinsurance of Supplemental Benefits will be based on the rates described in Exhibit C.

C.	There will be no premium tax reimbursement.

D.	The Life Reinsurance rates contained in this Agreement are guaranteed for one year, and the Reinsurer anticipates continuing to accept premiums on the basis of these rates indefinitely. If the Reinsurer deems it necessary to increase rates, such increased rates cannot be higher than the valuation net premiums for annually renewable term insurance calculated using the minimum statutory mortality rates and maximum statutory interest rate for each year of issue.

ARTICLE IV

SELF ADMINISTRATION

A.	The Ceding Company will administer the records for the reinsurance ceded to the Reinsurer under this agreement. The Ceding Company will furnish monthly statements to the Reinsurer which contain the following information:

	1.	A list of all premiums due for the current month, identifying each policy and explaining the reasons for each premium payment.

	2.	Premium subtotals adequate for the Reinsurer to use for its premium accounting including first year, renewal year, automatic and facultative totals.

	3.	A list of new business, terminations and changes for the current month. For new business and changes, the Ceding Company must identify the reinsurance agreement and provide information adequate for the Reinsurer to establish reserves, check retention limits and check premium calculations.

	4.	Totals for inforce, new business, changes and each type of termination, as of the end of the month. "Totals" refer to the number of policies reinsured and the net amount at risk reinsured. For bordereau business see sample Policy Exhibit in Exhibit F.

In addition, the Ceding Company must provide the Reinsurer with an inforce listing of reinsured business at least once a year. This inforce listing must contain information adequate for the Reinsurer to audit its inforce records. (See Exhibit E.)

B.	If the Ceding Company chooses to report its reinsurance transactions via electronic media, the Ceding Company shall consult with the Reinsurer to determine the appropriate reporting format. Should the Ceding Company subsequently desire to make changes in the data format or the code structure, the Ceding Company shall communicate such changes to the Reinsurer prior to the use of such changes in reports to the Reinsurer.

C.	The monthly statements shall be furnished to the Reinsurer within thirty days following the close of each month and will be accompanied by payment of any net amount due the Reinsurer. All premiums not paid within thirty (30) days of the due date, defined as each policy’s 12-month anniversary, will be in default.

ARTICLE IV

SELF ADMINISTRATION (Continued)

D.	Premiums are payable annually in advance.

E.	The Reinsurer reserves the right to charge interest at the Prime Rate plus 2% as stated in the Wall Street Journal on the first business day of January prior to the due date of the premium when:

	1.	Renewal premiums are not paid within sixty (60) days of the due date.

	2.	Premiums for new business are not paid within one hundred twenty (120) days of the date the policy is issued.

F.     the Reinsurer will have the right to terminate this Agreement when premiums are in default by giving ninety (90) days written notice of termination to the Ceding Company. As of the close of the last day of this ninety (90) day notice period, the Reinsurer’s liability for all risks reinsured under this agreement will terminate. The first day of the ninety (90) day notice of termination, resulting from default as described in Section C of this Article, will be the day the notice is received in the mail by the Ceding Company or if the mail is not used, the day it is delivered to the Ceding Company. If all premiums in default are received within the ninety (90) day time period, the Agreement will remain in effect.

ARTICLE V

DAC TAX REGULATIONS

The Ceding Company and the Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended.

1.	The term "party" will refer to either the Ceding Company or the Reinsurer as appropriate.

2.	The terms used in this Article are defined by reference to Treasury Regulation Section 1.848-2 in effect as of December 29, 1992. The term "net consideration" will refer to net consideration as defined in Treasury Regulation Section 1.848-2(f).as appropriate.

3.	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of IRS Section 848(c)(1).

4.	The Ceding Company and the Reinsurer agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. The Ceding Company and the Reinsurer also agree to exchange information which may be otherwise required by the IRS.

5.	The Ceding Company will submit a schedule to the Reinsurer by June 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year.

6.	the Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company in writing within 30 days of the Reinsurer’s receipt of the Ceding Company’s calculation. If the Reinsurer does not so notify the Ceding Company, the Reinsurer will report the net consideration as determined by the Ceding Company in the Reinsurer’s tax return for the previous calendar year.

7.	If the Reinsurer contests the Ceding Company’s calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Ceding Company and the Reinsurer reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

ARTICLE VI

ERRORS AND OMISSIONS

It is expressly understood and agreed that if failure to comply with any terms of this Agreement is hereby shown to be unintentional or the result of misunderstanding or oversight on the part of either the Ceding Company or the Reinsurer, both the Ceding Company and the Reinsurer shall be restored to the position they would have occupied had no such error or oversight occurred, subject always to the correction of the error or oversight.

ARTICLE VII

EXPENSE OF ORIGINAL POLICY

The Ceding Company will bear the expense of all medical examinations, inspection fees and other charges incurred in connection with the original policy.

ARTICLE VIII

CHANGES IN RETENTION AND RECAPTURE PRIVILEGES

A.	If, at any time, the Ceding Company changes its existing retention limits, as shown in Exhibit A, written notice of the change will promptly be given to the Reinsurer.

B.	The Ceding Company may apply the new limits of retention to existing reinsurance and reduce and recapture reinsurance in force in accordance with the following rules:

	1.	The Ceding Company will notify the Reinsurer of its intent to recapture at least thirty (30) days prior to any recaptures.

	2.	No recapture will be made unless reinsurance has been in force ten (10) years or unless the premiums in Exhibit C are increased.

	3.	Recapture will become effective on the policy anniversary date following notification of the company's intent to recapture.

	4.	No recapture will be made unless the Ceding Company retained its maximum limit of retention for the plan, age and mortality rating at the time the policy was issued. No recapture will be allowed in any class of fully reinsured business or in any classes of risks for which the Ceding Company established special retention limits less than the maximum specified in Exhibit A.

	5.	If any reinsurance is recaptured all reinsurance eligible for recapture under the provisions of this Article must be recaptured.

	6.	If there is reinsurance in other companies on risks eligible for recapture, the necessary reduction is to be applied to each company in proportion to the total outstanding reinsurance.

ARTICLE IX

TERMINATIONS & REDUCTIONS

Terminations or reductions will take place in accordance with the following rules, in order of priority:

1.	The Ceding Company must keep its initial or recaptured retention on the policy.

2.	Termination or reduction of a wholly reinsured policy will not affect other reinsurance in force.

3.	A termination or reduction will be made first to reinsurance of partially reinsured policies with the oldest policy being reduced first.

4.	If the policies are reinsured with multiple reinsurers, the reinsurance will be reduced by the ratio of the amount of reinsurance in each company to the total outstanding reinsurance on the risk involved.

5.	Reinsurance premiums on cases which terminate will be based on the exact number of days of coverage during the policy year in which the termination or reduction takes place.

ARTICLE X

REINSTATEMENT, EXCHANGES, CONVERSIONS,
EXTENDED TERM AND REDUCED PAID-UP INSURANCE

A.	REINSTATEMENT

Any policy originally reinsured in accordance with the terms and conditions of this Agreement by the Ceding Company may be automatically reinstated with the Reinsurer as long as the policy is reinstated in accordance with the terms and rules of the Ceding Company. The Ceding Company will pay the Reinsurer its share of amounts collected or charged for the reinstatement of such policies.

B.	EXCHANGES

Exchanges will not be reinsured under this Agreement.

C.	CONVERSIONS

Conversions will not be reinsured under this Agreement.

NOTE:

An original date policy Reissue will not be treated as a continuation of the original policy. It will be treated as a new policy and the original policy will be treated as Not Taken. All premiums previously paid to the Reinsurer for the original policy will be refunded to the Ceding Company. All premiums will be due on the new policy from the original issue date of the old policy.

NOTE:

Re-entry, e.g., wholesale replacement and similar programs are not covered under this Article. If Re-entry is applicable to this treaty, then it will be covered under the Premiums and Allowances Exhibit.

ARTICLE XI

LIABILITY

A.	This is an Agreement solely between the Reinsurer and the Ceding Company. In no instance will anyone other than the Reinsurer or the Ceding Company have any rights under this agreement, and the Ceding Company will be and remain solely liable to any insured, policyowner, or beneficiary under any policy reinsured hereunder.

B.	The liability for all automatic reinsurance accepted by the Reinsurer under this Agreement will commence simultaneously with that of the Ceding Company.

C.	The Reinsurer will not be liable for proceeds paid under the Ceding Company's binding obligation to insure unless conditions for automatic coverage under Article I of this Agreement are met.

D.	Liability for all reinsurance submitted facultatively to the Reinsurer will commence when all of the following conditions have been met once the Ceding Company and the Reinsurer have reached agreement on issuing and reinsuring a specific group:

	1.	the Reinsurer's offer has been accepted and the Ceding Company has properly documented its records to reflect this acceptance, and

	2.	No more than one-hundred twenty (120) days have elapsed from the date of the Reinsurer's final offer unless the Reinsurer explicitly states in writing that the final offer is extended for some further period of time.

E.	The liability of the Reinsurer for all reinsurance under this Agreement will cease simultaneously with the liability of the Ceding Company and will not exceed the Ceding Company's contractual liability under the terms of its policies.

F.	In no event shall reinsurance under this Agreement be in force unless the insurance issued directly by the Original Company is in force and unless the marketing, issuance, and delivery of such insurance are in compliance with the laws of all applicable jurisdictions.

ARTICLE XII

CLAIMS

A.	Prompt notice of a claim must be given to the Reinsurer. In every case of loss, copies of the proofs obtained by the Ceding Company will be taken by the Reinsurer as sufficient. Copies thereof, together with proof of the amount paid on such claim by the Ceding Company will be furnished to the Reinsurer when requesting its share of the claim. However, if the amount reinsured with the Reinsurer is more than the amount retained by the Ceding Company and the claim is contestable, all papers in connection with such claim, including all underwriting and investigation papers, must be submitted to the Reinsurer for its recommendation before admission of any liability on the part of the Ceding Company.

B.	The Ceding Company will notify the Reinsurer of its intention to contest, compromise, or litigate a claim. Unless it declines to be a party to such action, the Reinsurer will pay its share of any settlement up to the maximum that would have been payable under the specific policy had there been no controversy plus its share of specific expenses, except as specified below.

If the Reinsurer declines to be a party to the contest, compromise, or litigation of a claim, it will pay its full share of the amount reinsured, as if there had been no contest, compromise, or litigation, and its proportionate share of covered expenses incurred to the date it notifies the Ceding Company it declines to be a party.

In no event will the following categories of expenses or liabilities be reimbursed:

	1.	Routine investigative or administrative expenses;

	2.	Salaries of employees or other internal expenses of the Ceding Company or the original issuing company.

	3.	Extra contractual damages, including punitive and exemplary damages;

	4.	Expenses incurred in connection with a dispute or contest arising out of conflicting or any other claims of entitlement to policy proceeds or benefits.

C.	If the amount of insurance changes because of a misstatement of rate classification, the Reinsurer’s share of reinsurance liability will change proportionately.

ARTICLE XIII

ARBITRATION

A.	It is the intention of the Reinsurer and the Ceding Company that the customs and practices of the insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all things with the highest good faith. If the Reinsurer or the Ceding Company cannot mutually resolve a dispute which arises out of or relates to this Agreement, however, the dispute will be decided through arbitration. The arbitrators will base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of the applicable law; the decision shall be final and binding upon the parties and there will be no appeal from their decision, and any court having jurisdiction of the subject matter and the parties may reduce that decision to judgment.

B.	To initiate arbitration, either the Ceding Company or the Reinsurer will notify the other party by Certified Mail of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will respond to the notification in writing within ten (10) days of its receipt.

C.	There will be three arbitrators who will be current or former officers of life insurance companies other than the contracting companies. Each of the contracting companies will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty days, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within sixty days of their appointment, each of the arbitrators will nominate three individuals. Each arbitrator will then decline two of the nominations presented by the other arbitrator. The third arbitrator will then be chosen from the remaining two nominations by drawing lots.

D.	It is agreed that each of the three arbitrators should be impartial regarding the dispute and should resolve the dispute on the basis described in Section A of this Article. Therefore, at no time will either the Ceding Company or the Reinsurer contact or otherwise communicate with any person who is to be or has been designated as a candidate to serve as an arbitrator concerning the dispute, except upon the basis of jointly drafted communications provided by both the Ceding Company and the Reinsurer to inform the arbitrators of the nature and facts of the dispute. Likewise, any written or oral arguments provided to the arbitrators concerning the dispute will be coordinated with the other party and will be provided simultaneously to the other party or will take place in the presence of the other party. Further, at no time will any arbitrator be informed that the arbitrator has been named or chosen by one party or the other.

E.	The arbitration hearing will be held on the date fixed by the arbitrators. In no event will this date be later than six (6) months after the appointment of the third arbitrator. As soon as possible, the arbitrators will establish prearbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) days prior to the arbitration hearing, each party will provide the other party and the arbitrators with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrators may consider any relevant evidence; they will give the evidence such weight as they deem it entitled to after consideration of any objections raised concerning it. The party initiating the arbitration will have the burden of proving its case by a preponderance of the evidence. Each party may examine any witnesses who testify at the arbitration hearing.

F.	The cost of arbitration will be borne by the losing party unless the arbitrators decide otherwise.

ARTICLE XIV

INSOLVENCY

A.	In the event of the insolvency of the Ceding Company, all reinsurance will be payable directly to the liquidator, receiver, or statutory successor of the Ceding Company without diminution because of the insolvency of the Ceding Company.

B.	In the event of insolvency of the Ceding Company, the liquidator, receiver or statutory successor will immediately give written notice to the Reinsurer of all pending claims against the Ceding Company on any policies reinsured. While a claim is pending, the Reinsurer may investigate and interpose, at its own expense, in the proceedings where the claim is adjudicated, any defense or defenses which it may deem available to the Ceding Company or its liquidator, receiver or statutory successor. The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the Ceding Company.

C.	Any debts or credits, matured or unmatured, liquidated or unliquidated, in favor of or against either the Reinsurer or the Ceding Company with respect to this Agreement or with respect to any other claim of one party against the other are deemed mutual debts or credits, as the case may be, and will be offset, and only the balance will be allowed or paid.

ARTICLE XV

RIGHT TO INSPECT

The Reinsurer may at all reasonable times inspect the Ceding Company’s original papers, records, books, files, etc., relating to the business under this Agreement.

ARTICLE XVI

DURATION OF AGREEMENT

A.	This Agreement may be terminated as to new reinsurance at any time by either party giving ninety (90) days written notice of termination. The day the notice is mailed to the other party's Home Office, or, if the mail is not used, the day it is delivered to the other party's Home Office or to an Officer of the other party will be the first day of the ninety (90) day period.

B.	During the ninety (90) day period, this Agreement will continue to operate in accordance with its terms.

C.	The Reinsurer and the Ceding Company will remain liable after termination, in accordance with the terms and conditions of this Agreement, with respect to all reinsurance effective prior to termination of this Agreement.

ARTICLE XVII

EXECUTION OF AGREEMENT

IN WITNESS OF THE ABOVE,

NATIONAL LIFE OF VERMONT

of

Montpelier, Vermont

and

have by their respective officers executed and delivered this Agreement in duplicate on the dates indicated below, with an effective date of December 1, 1998.

NATIONAL LIFE OF VERMONT

By:	By:

Title:	Title:

Date:	Date:

By:

Title: Vice President

Date:

EXHIBIT A

Retention Schedule

The Company’s Retention Limits

The Company will retain 50% of the risk on a First Dollar Quota Share basis of each policy at issue up to a maximum limit of $1,000,000 on a per life basis.

In addition, the Company will retain 50% of annual increases, up to a maximum limit of the lesser of two times the original amount retained on that life and $1,000,000. The Company will maintain its retention for COLI business separate from its retention for traditional individual life business.

Proportionate Risk Retention

Any change in the net amount at risk due to changes in the cash value applicable to the policy will be shared proportionately between the Company and its Reinsurers.

EXHIBIT B

POLICY PLANS REINSURED

Effective December 1, 1998

Insurance coverage issued under the Ceding Company’s Guaranteed Issue or Simplified Issue Programs.

CORPORATE-OWNED LIFE INSURANCE VARIABLE UNIVERSAL LIFE

EXHIBIT C

PREMIUMS

Life

       Automatic and Facultative business

The consideration payable for reinsurance coverage for any one life shall be based on the appropriate annual life rate shown in the attached Rate Table C-1 multiplied by the following pay percentages as shown below.

___________YEARS 1+ ___________

Basis	Rate Table	Nonsmoker	Smoker
Guaranteed Issue	C-1
Simplified Issue	C-1

All policy fees will be retained by the Ceding Company.

RATE SCALE C-1

EXHIBIT D

LIMITS

The Reinsurer’s PARTICIPATION PERCENTAGE

The Reinsurer’s participation percentage for the First Dollar Quota Share of each risk reinsured shall be as shown below:

10%

The Ceding Company shall retain 50%

AUTOMATIC BINDING LIMITS

LIFE:

The Ceding Company agrees not to automatically bind the Reinsurer when the amount initially to be ceded to the Reinsurer exceeds the following limits:

Guaranteed Issue:	$2,500,000
Simplified Issue:	$2,500,000
Fully Underwritten:	$2,500,000

NOTE:

Guaranteed Issue and Simplified issue may not be combined on any one life. The Reinsurer’s Maximum Automatic Limit on any one life is $200,000 excluding increases.

EXHIBIT E

STATEMENT SPECIFICATIONS

The following information should appear on each Self-Administered statement and In-Force listing sent to the Reinsurer.

  Name of the insured

  Date of birth of the insured

  The issue age of each insured

  The sex of the insured

  The insured's state of residence

  Underwriting Classification

  Smoking Class

  Indication if business is Facultative or Automatic

  Indication if business is YRT or Coinsurance

  Policy number

  Plan Code (Kind Code)

  Face Amount of the policy

  Amount ceded to the Reinsurer

  Amount of premium being paid; separated for Life, WP, ADB, etc.

  The amount of any reinsurance premium allowances

  Extra premiums concerned (Example: $5 / 1000 / 5 YRS)

  Effective date and duration of any policy change, reissue, or termination

EXHIBIT F

SAMPLE POLICY EXHIBIT

POLICY SUMMARY	NUMBER OF	REINSURANCE AMOUNT
CLASSIFICATION	POLICIES
IN FORCE AS OF LAST REPORT	878	$410,220,973.00

NEW ISSUES	2	$516,666.00
REINSTATEMENTS	3	$483,334.00
INCREASES		$500,000.00
DECREASES-STILL INFORCE		$133,332.00
ROLLOVER-IN	0	$0.00

DEDUCT BY:
DEATH	0	$0.00
SURRENDER	1	$250,000.00
LAPSE	4	$1,000,001.00
CONVERSION-OUT	0	$0.00
DECREASES-CANCELLATION	3	$299,999.00
INACTIVE-PENDING	0	$0.00
NOT TAKEN	0	$0.00

IN FORCE AS OF CURRENT REPORT	875	$410,037,641.00

EXHIBIT G

COLI GUARANTEED ISSUE GUIDELINES

1.	Minimum of 20 lives

2.	Employer - Employee relationship required

3.	Actively at work requirement of 20 hours/week continuously for prior 6 months. No work absences for prior 3 months other than minor illness or accident of no more than 5 days total.

4.	Coverage must be formula driven so as to prevent individual anti-selection, including future increases in coverage.

5.	100% anticipation based on a defined class of employees, which must be maintained throughout the life of the plan.

6.	Owner of the policy must be a U.S. citizen or a corporation domiciled in the U.S. Insured must be a U.S. citizen. U.S. citizens residing in foreign countries (must be urban areas) limited to no more than 10% of the case.

7.	Initial maximum face amount is $30,000 times number of lives in the plan with a maximum if $2,000,000.

8.	Maximum issue age is 65.

9.	Maximum annual increase in death benefit without evidence of insurability is 10%. Maximum cumulative death benefit increase is the lesser of two times the original face amount and $2,000,000.

10.	Largest death benefit at issue can be no more than 5 times the average death benefit of the defined class.

11.	New entrants qualify for inclusion in group based on the same criteria as the initial group.

EXHIBIT H

APPLICATION FORM FOR ASSUMED (PART I) AND FACULTATIVE (PART II)